Exhibit 99.5

ARCHER LTD

INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the six months ended June 30, 2011 and 2010	Page 10

Unaudited Consolidated Statements of Comprehensive Income for the six months ended June 30, 2011 and 2010.	Page 11

Unaudited Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010	Page 12

Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2011 and 2010	Page 13

Unaudited Consolidated Statements of Changes in Shareholders' Equity for the six months ended June 30, 2011	Page 14

Notes to Unaudited Interim Financial Statements	Page 15

Appendix	Page 28

ARCHER LTD
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
for the three months ended June 30, 2011 and 2010 and the six months ended June 30, 2011 and 2010,
(In millions of $, except per share data)

		For the three months ended June 30		For the six months ended June 30
	Note	2011	2010	2011	2010

Operating revenues
Operating revenues		433.9	145.6	701.2	285.4
Reimbursables		26.0	23.6	51.9	45.7
Total operating revenues		459.9	169.2	753.1	331.1

Operating expenses
Operating expenses		351.6	118.5	566.4	232.5
Reimbursable expenses		22.9	23.0	48.0	44.6
Depreciation and amortization		37.3	5.2	56.6	11.2
Impairment of brand name		-	-	5.1	-
General and administrative expenses		16.6	3.8	39.0	8.9
Total operating expenses		428.4	150.5	715.1	297.2

Net operating income		31.5	18.7	38.0	34.0

Financial items
Interest income		1.5	0.2	2.0	0.4
Interest expenses		(12.9)	(3.9)	(20.0)	(7.9)
Share of result in associated company		1.1	-	0.8	-
Other financial items	5	(13.4)	4.6	(24.9)	3.2
Total financial items		(23.7)	0.9	(42.1)	(4.3)

Income/(loss) before income taxes		7.8	19.6	(4.1)	29.7

Income taxes	3	(6.5)	(6.0)	(6.7)	(8.4)

Net income/ (loss)		1.3	13.6	(10.8)	21.3
Net income/ (loss) attributable to the parent	4	1.3	13.6	(10.8)	21.3
Net income/ (loss) attributable to the non- controlling interest	4	0.0	0.0	0.0	0.0

Basic earnings/ (loss) per share ($)		0.00	0.12	(0.04)	0.19
Diluted earnings/ (loss) per share ($)		0.00	0.12	(0.04)	0.18

See accompanying notes that are an integral part of these Consolidated Financial Statements

ARCHER LTD
UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three months ended June 30, 2011 and 2010
(In millions of $)

	For the three months ended June 30,		For the six months ended June 30,
	2011	2010	2011	2010

Net income/ (loss)	1.3	13.6	(10.8)	21.3

Other comprehensive income/(loss), net of tax:
Unrealized gain/(loss) on foreign exchange	18.5	(0.5)	40.2	(0.4)
Other comprehensive gains/(losses)	2.6	(0.3)	3.3	(1.2)
Other comprehensive income/ (loss):	21.1	(0.8)	43.5	(1.6)

Total comprehensive income/ (loss) for the period	22.4	12.8	32.7	19.7

Comprehensive income/ (loss) attributable to the parent	22.4	12.8	32.7	19.7
Comprehensive income attributable to the non-controlling interest	0.0	0.0	0.0	0.0

Accumulated other comprehensive income as at June 30, 2011 and December 31, 2010:

June 30, 2011		December 31, 2010
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on foreign exchange	71.9	31.7
Actuarial gain/(loss) relating to pension	(6.8)	(6.3)
Other comprehensive gainsI(losses)	1.8	(1.9)
Accumulated other comprehensive income period end	67.0	23.5

See accompanying notes that are an integral part of these Consolidated Financial Statements

Note: All items of other comprehensive incomeI (loss) are stated net of tax.

The applicable amount of income taxes associated with unrealized gain on foreign exchange and other comprehensive gains/losses is $ 0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. The applicable amount of income taxes associated with actuarial loss related to pension is $ 2.6 million as this item related to companies domiciled in Norway where the tax rate is 28%.

ARCHER LTD
UNAUDITED CONSOLIDATED BALANCE SHEET
as of June 30, 2011 and December 31, 2010
(In millions of $)

	Note	Consolidated 30 jun 2011	Consolidated 31 des 2010

Current assets
Cash and cash equivalents Restricted cash		42.9	174.4
Restricted cash		18.6	12.2
Receivables		352.7	151.6
Inventory		50.0	4.4
Other current asset		7	60.1
Total current assets		540.1	402.7

Non-current assets
Investment in associates		5.0	5.3
Drilling equipment and other fixed assets		765.7	110.9
Asset under construction		83.1	31.4
Deferred tax assets		9.0	5.4
Other intangible assets	6	148.9	58.6
Goodwill	7	658.3	356.4
Other non current asset		10.8	4.6
Total non-current assets		1 680.8	572.6

Total assets		2 220.9	975.3

Current liabilities
Current portion of long term debt	8	8.7	1.9
Other current liabilities		288.6	162.9
Total current liabilities		297.3	164.8

Non-current liabilities
Long-term interest bearing debt	8	664.7	192.4
Deferred tax liability		32.3	12.8
Other non-current liabilities		50.2	47.4
Total non-current liabilities		747.2	252.6

Total equity
Common shares of par value US $2.00 per share:
600,000,000 shares authorized
323,444,002 outstanding at June 30, 2011(December, 31 2010: 225,400,050)	9	646.8	450.8
Additional paid in capital		609.2	219.4
Retained earnings		58.4	69.2
Accumulated other comprehensive income		67.0	23.5
Other equity		(205.1)	(205.1)
Non-controlling interest		0.1	0.1
Total equity		1 176.4	557.9

Total equity and liabilities		2 220.9	975.3

See accompanying notes that are an integral part of these Consolidated Financial Statements

ARCHER LTD
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
for the six months ended June 30, 2011 and 2010
(In millions of $)

For the six month period to June 30,
	2011	2010

Cash Flows from Operating Activities

Net income/ (loss)	(10.8)	21.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairments	61.7	11.2
Share-based compensation expense	2.3	0.3
Deferred income tax	(1.0)	(0.1)
Unrealized foreign exchange loss (gain)	23.6	(3.9)
Change in long-term receivables	(1.2)	0.1
Changes in other non-current liabilities	2.7	0.3

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable and other short-term receivables	(44.5)	(20.9)
Trade accounts payable and other short-term liabilities	(31.9)	13.9
Inventories	(6.1)	-
Other, net	(0.9)	-
Net cash provided by / (used in) operating activities	(6.0)	22.2

Cash Flows from Investing Activities

Additions to drilling equipment and other fixed assets	(46.8)	(8.7)
Sale of rigs, vessels and equipment	2.5	-
Acquisition of subsidiaries, net of cash acquired	(21.9)	(8.9)
Change in restricted cash	(2.3)	(3.2)
Net cash used in investing activities	(68.5)	(20.8)

Cash Flows from Financing Activities

Proceeds from debt	62.5	3.2
Repayments of debt	(122.4)	(3.0)
Proceeds from issued shares related to option exercise	2.9	-
Net cash provided by / (used in) financing activities	(57.0)	0.1

Effect of exchange rate changes on cash and cash equivalents	1.9	4.8
Net increase / (decrease) in cash and cash equivalents	(131.5)	(3.3)
Cash and cash equivalents at beginning of the year	174.4	41.1
Cash and cash equivalents at the end of period	42.9	37.8

Supplementary disclosure of cash flow information
Interest paid	(2.7)	(4.4)
Taxes paid	(6.4)	(7.1)

See accompanying notes that are an integral part of these Consolidated Financial Statements

ARCHER LTD
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the 6 months ended June 30, 2011
(In millions of $)

	Share Capital	Additional paid- in capital	Accumulated other comprehensive income	Retained earnings	Contributed deficit	Non- controlling interest	Total equity

Balance at December 31, 2010	450.8	219.4	23.5	69.2	(205.1)	0.1	557.9

Issued shares at merger	194.1	388.8	-	-	-	-	582.9
Issued shares at option exercise	1.9	0.9	-	-	-	-	2.8
Employee stock options issued	-	0.1	2.3	-	-	-	2.4
Foreign exchange differences	-	-	40.2	-	-	-	40.2
Change in unrealized gain on interest rate swaps	-	-	1.0	-	-	-	1.0
Net income / (net loss)	-	-	-	(10.8)	-	-	(10.8)

Balance at June 30, 2011	646.8	609.2	67.0	58.4	(205.1)	0.1	1,176.4

See accompanying notes that are an integral part of these Consolidated Financial Statements

Note 1 – General information

Archer Limited has been created by the merger of Seawell Ltd with Allis Chalmers Energy Inc on 23rd of February 2011, following a shareholder resolution on May 16, 2011.

Archer Limited (the "Company" or "Archer") is a global oilfield service company providing drilling services and well services, including platform drilling, drilling facility engineering, modular rigs, well intervention and oilfield technology. The Company employed at the end of the quarter approximately 7,450 skilled and experienced people.

Seawell Limited ("Seawell") was incorporated in Bermuda on August 31, 2007 as a wholly owned subsidiary of Seadrill Limited ("Seadrill"). Seawell together with its wholly owned subsidiary, Seawell Holding UK Ltd acquired the shares in the entities comprising Seadrill's Well Service division on October 1, 2007. The consideration for the shares was NOK 2 413.1 million and has been accounted for as a common control transaction. As of June 30, 2011 Seadrill owned 36.4% of the fully paid outstanding shares of Archer.

As used herein, unless otherwise required by the context, the term "Archer" refers to Archer Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Archer and its consolidated subsidiaries for the periods that are consolidated and the combined group for the period that are combined. The use herein of such terms as group, organisation, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP) for interim financial information. The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with the Company's financial statements as at December 31, 2010. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included.

Archer Limited has changed its reporting currency from January 1, 2011, to United States Dollars (USD) from Norwegian Kroner (NOK), reflecting the needs of a differing user base of these financial statements following the acquisition of Allis-Chalmers Energy Inc. The Company has re-presented its historical financial statements in USD, and applied the methodology prescribed by ASC 830 in presenting the restated information. As such, all amounts presented in this document are in USD rounded to the nearest hundred thousand, unless otherwise stated.

In accordance with accounting principles generally accepted in the United States of America, the preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be perceived with certainty. Accordingly, our accounting estimates require the exercise of judgment. While management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts, recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, income taxes and valuation allowances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements and accompanying notes for the year ended December 31, 2010.

Recently issued accounting pronouncements

In October 2009, the FASB issued authoritative guidance that amends earlier guidance addressing the accounting for contractual arrangements in which an entity provides multiple products or services (deliverables) to a customer. The amendments address the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. The amendments also require that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The guidance is effective for fiscal years beginning on or after June 15, 2010, with earlier application permitted. We adopted the guidance effective January 1, 2011, which did not have a material effect on our financial statements.

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements using significant unobservable inputs (Level 3). The updated guidance requires that Level 3 disclosures present information about purchases, sales, issuances, settlements on a gross basis. The disclosure requirements for the treatment of purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the guidance in the first quarter 2011, which did not have an impact on its financial position, results of operations or cash flows.

In December 2010, the FASB issued authoritative guidance which modifies the requirements of step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The Company adopted this guidance in the first quarter of fiscal year 2011. The adoption of this guidance did not have an impact on our financial statements.

In December 2010, the FASB amended guidance on business combinations which requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period, and when comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. The guidance was effective for annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations, or cash flows.

In April 2011, the FASB issued authoritative guidance to clarify when a modification or restructuring of a receivable constitutes a troubled debt restructuring. In evaluating whether such a modification or restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that two conditions exist: (1) the modification or restructuring constitutes a concession and (2) the debtor is experiencing financial difficulties. The guidance will be effective for our interim and annual reporting periods beginning after June 15, 2011 and will be applied retrospectively to the beginning of the annual period of adoption. The adoption of this newly issued guidance is not expected to have a material impact on our consolidated financial statements.

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of recurring Level 3 measurements, and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed. The guidance will be effective for our interim and annual reporting periods beginning after December 15, 2011. We are evaluating the impact of the adoption of this newly issued guidance but we do not expect it to have a material impact on our consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in the financial statements. The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements and removes the current option to report other comprehensive income and its components in the statement of changes in equity. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Our financial statements currently provide a two-statement disclosure and we do not expect the amended guidance to have a material impact on our future consolidated financial numbers.

Note 2 – Segment information

The Company provides drilling services and well services, including platform drilling, land drilling, directional drilling, drilling facility engineering, modular rigs, well intervention and oilfield technology to the offshore and onshore oil and gas industry. Archer's reportable segments consist of the primary services it provides. Although Archer's segments are generally influenced by the same economic factors, each represents a distinct service to the oil and gas industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company's combined and consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of our organization and aggregation of our business into two segments was based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of June 30, 2011, the Company operates in the following two segments:

●
Drilling Services: The Company performs platform drilling, land and directional drilling, drilling facility engineering and modular rig activities on several fixed installations in North and South America and in the North Sea,

●
Well Services: The Company performs various well intervention and oilfield technology services, including but not limited to wireline logging, perforation, coiled tubing, zonal isolation, well clean up, leak detection services and fishing.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

Revenues from external customers	For the three months ended		For the six months ended
		June 30,		June 30,
	2011	2010	2011	201
(in millions of $)

Drilling Services	359.2	140.4	576.6	273.7
Well Services	100.8	28.8	176.5	57.6
Total operating revenues	459.9	169.2	753.1	331.1

Depreciation and amortization
(in millions of $)

Drilling Services	25.1	2.0	35.6	4.4
Well Services	12.2	3.2	21.0	6.7
Total depreciation and amortization	37.3	5.2	56.6	11.2

Operating income - net income
(in millions of $)

Drilling Services	22.3	13.9	26.4	26.3
Well Services	9.4	4.8	11.8	7.7
Operating income	31.5	18.7	38.0	34.0
Unallocated items:
Total financial items	(23.7)	0.9	(42.1)	(4.3)
Income taxes	(6.5)	(6.0)	(6.7)	(8.4)
Net income	1.3	13.6	(10.8)	21.3

Capital expenditures
(in millions of $)

Drilling Services	23.6	3.7	32.8	5.6
Well Services	5.5	1.8	14.0	4.3
Total expenditures	29.1	5.5	46.8	9.9

Total assets	June 30,	December 31,
(In millions of $)	2011	2010
(in millions of $)

Drilling Services	1,449.6	453.3
Well Services	771.3	522.0
Total	2, 220.9	975.3

Total goodwill
	Drilling Services	Well Services	Total
(In millions of USD)

Balance at January 1, 2010	137.6	138.2	275.8

Acquisition of RIS and ROMEG	4.6	-	4.6
Final settlement Peak Well Solutions AS	-	0.6	0.6
Acquisition of Viking Intervention Technology AS	-	3.6	3.6
Acquisition of Gray Holdco Inc.	-	79.5	79.5
Sale of Viking Intervention Technology AS	-	(3.6)	(3.6)
Exchange rate fluctuations on goodwill measured in foreign currency	(2.9)	(1.2)	(4.1)
Balance at December 31, 2010	139.4	217.0	356.4

Acquisition of Universal	-	6.4	6.4
Acquisition of ALY	206.4	61.0	267.4
Exchange rate fluctuations on goodwill measured in foreign currency	17.5	10.6	28.1
Balance at June 30,2011	363.3	295.0	658.3

Note 3 – Taxes

The tax charge for the group for the second quarter is not representative of the anticipated effective tax rate for the year. The tax charge reported in the current period relates primarily to taxable profits reported in our Brazilian and Argentinean operations, which resulted in income tax expense of $0.5 million and $2.2 million respectively, and taxable profits in generated by our Norwegian operations which accounts for an effective rate tax charge of $2.3 million in the second quarter 2011.

In response to the restatement by Allis-Chalmers Energy Inc, ("ALY") our 100% owned subsidiary, of their 2010 financial statements following the provision of a valuation allowance against their deferred tax assets, we have continued to make a full valuation allowance against deferred tax credits in respect of operating losses in our operations in US taxable jurisdictions conducted by ALY, resulting in a current net zero tax charge in those loss-making US subsidiaries.

These adjustments made by ALY to their preliminary first quarter financial statements, resulted in a one-off income tax expense in Archers second quarter consolidated financial statements of $1.3 million.

In addition our net result in 2011 include expenses in our Bermudan entities which also do not give rise to deferred tax credits due to the 0% tax liability for operating results arising in Bermuda.

Note 4 – Earnings per share

The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

There is no difference in the components of the numerator for the calculation of basic and diluted EPS. The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended June 30,		Six months ended June 30,
In thousand	2011	2010	2011	2010

Basic earnings per share:
Weighted average number of common shares outstanding	323,368	110,000	294,167	110,000
Diluted earnings per share:
Weighted average number of common shares outstanding	327,668	110,625	298,467	110,625
Effect of dilutive share options	4,300	625	4,300	625

The Company does not have securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted earnings per share.

Note 5 – Financial items

	For the three months ended		For the six months ended
(In millions of $)	2011	2010	2011	2010

Foreign exchange gain (loss)	(10.9)	4.6	(22.8)	3.0
Other items	(2.5)	-	(2.1)	0.2
Total other financial items	(13.4)	4.6	(24.9)	3.2

Other financial items for the three months ended June 30, 2011 totalled $ 13.4 million compared to $11.5 million in the first quarter 2011, mainly related to unrealised foreign exchange losses on Intercompany loans and bank deposits.

Note 6 – Intangible assets

(In millions of $)	June 30, 2011	December 31, 2010

Intangible assets
Cost	173.1	67.6
Accumulated depreciation and amortization	(19.7)	(11.1)
Impairment of brand name	(5.1)
Currency adjustments	0.6	2.1
Net book value	148.9	58.6

Depreciation, amortization and impairment year to date	14.6	1.1

The cost at June 30, 2011 of $ 173.1 million consists of identified technology of $ 14.8 million, customer relationships $ 135.7 million (including $ 91.2 million acquired after the year end), trademarks of $ 14.7 million (including $ 7.0 million acquired after the year end), patents of $ 5.6 million (including $ 5.6 million acquired after the year end) and backlog of $ 2.3 million (including $ 2.3 million acquired after the year end). The remaining average amortization period as of June 30, 2011 for the intangible assets is 103 months (79 months for technology, 100 months for customer relationships, 201 months for patents and 56 months for trademarks). In Q1 2011, an impairment of $ 5.1 million was made to the Allis Chalmers brand name as we do not believe the brand name will have any value for the Archer Group going forward.

Note 7 – Goodwill

In the three month period ended June 30, 2011 there were no impairment losses. Goodwill balance and changes in the carrying amount of goodwill are as follows:

	June 30,	December 31,
(In millions of $)	2011	2010

Net book balance at beginning of period	356.4	270.9
Goodwill acquired during the period	273.8	84.7
Currency adjustments	28.1	0.8
Net book balance at end of period	658.3	356.4

The goodwill acquired during 2011 represents the excess of purchase price over the fair value of tangible and identifiable intangible asset acquired, which represents primarily intangible assets pertaining to the acquired workforce of Allis Chalmers and Universal Wirelines and their expected future synergies.

Note 8 – Long-term interest bearing debt and interest expenses

	June 30,	December 31,
(in millions of $)	2011	2010

M $ 550 Multicurrency Term and Revolving Facility	207.3	189.0
Allis-Chalmers 2014 Note	227.1	0.0
Allis-Chalmers 2017 Note	219.5	0.0
Other loans and capital lease liability	19.4	5.2
Total loans and capital lease liability	673.4	194.2
Less: current portion	(8.7)	(1.9)
Long-term portion of interest bearing debt	664.7	192.3

Archer entered on November 11, 2010, into a $ 550 million Multicurrency Term and Revolving Facility Agreement with a syndicate of banks. The purpose of the facility was to replace Archer's existing NOK nominated 1,500 million Revolving Credit Facility Agreement entered into on September 7, 2010, general corporate purposes, to partially finance the cash option to Allis-Chalmers' shareholders if exercised as part of Archer's' acquisition of Allis-Chalmers, and to refinance existing indebtedness in Allis–Chalmers and its subsidiaries.

The $ 550 million facility is divided into three tranches. The first tranche, Tranche A, is for an equivalent amount of $ 250 million, the second tranche, Tranche B, is for an equivalent amount of $ 85 million, while the third tranche, Tranche C, is for an amount of $ 215 million. The final maturity date of all three tranches is five years from the signing date of the agreement. The interest rate of the tranches is the aggregate of LIBOR, NIBOR or EURIBOR, plus between 2.00% and 3.00% per annum, depending on the Net Interest Bearing Debt to EBITDA, plus mandatory costs, if any.

At the end of the second quarter a total of $ 207.3 million of the facility has been drawn, divided into NOK 1.000 million and EUR 14 million.

The three Tranches made under the $ 550 million Multicurrency Term and Revolving Facility Agreement shall be secured by pledges over shares in Material Subsidiaries, and assignment over intercompany debt, as well as by Guarantees issues by the Material Subsidiaries.

On January 18, 2006 and August 14, 2006, Allis-Chalmers closed on private offerings, of $ 160.0 and $ 95.0 million aggregate principal amount of senior notes, respectively. The senior notes are due January 15, 2014 and bear interest at 9.0%. On June 29, 2009, Allis-Chalmers closed on a tender offer in which they purchased $ 30.6 million aggregate principal of outstanding 9.0% senior notes. The notes are recorded in the balance sheet at 102 % of the total outstanding amount.

Archer Limited announced June 20, 2011 that its wholly-owned subsidiary, Allis-Chalmers Energy Inc., has notified holders of its 9.0% Senior Notes, due 2014, that $125 million in aggregate principal amount of the $222.6 million outstanding Notes will be redeemed on July 18, 2011.

In January 2007, Allis-Chalmers closed on a private offering of $250.0 million principal amount of 8.5% senior notes due 2017. On June 29, 2009, Allis-Chalmers closed on a tender offer in which Allis-Chalmers purchased $44.2 million aggregate principal of the 8.5% senior notes for a total consideration of $ 600 per $ 1,000 principal amount. The notes are recorded in the balance sheet at 106.7% of the total outstanding.

The premium of the booked value of the 2014 and 2017 notes are deferred and amortized as a reduction in the interest expenses over the course of the remaining lifetime of the notes.
The outstanding debt as of June 30, 2011 is repayable as follows:

Year ending December 31 (in millions of $)
2011	4.3
2012	8.5
2013	5.2
2014	228.3
2015	207.6
2016	0.0
2017	219.5
Total debt	673.4

The Company's Multicurrency Term and Revolving Facility Agreement contain certain financial covenants, including, among others:

•	The Company's total consolidated Net Interest Bearing Debt shall not exceed 3.0x EBITDA, which is measured at the end of each financial quarter on the basis of a 12 month rolling period.
•	The Company's minimum ratio of equity to total assets of at least 30.0%
•	The Company is to maintain the higher of $ 30 million and 5% of Interest Bearing Debt in freely available cash (including undrawn committed credit lines)

The Multicurrency Term and Revolving Facility Agreement contains events of default which include payment defaults, breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, curtailment of business, claims against an obligor's assets, appropriation of an obligor's assets, failure to maintain exchange listing, material adverse effect, repudiation and material litigation.

As of June 30, 2011, the Company is in compliance with all of the covenants under its long-term facilities.

Interest rate swap agreement
The Company has entered into a NOK interest rate swap agreement, securing the interest rate on NOK 715 million ( $ 133.7 million) for 3.5 years, with a step-down to NOK 490 million in October 2011. The agreement was entered into in mid March 2009, with the commencement of the hedging period and start up of hedging accounting by end of April 2009. The fair value of the swaps as of June 30, 2011 was a liability of $ 1.1 million and is included within other non-current liabilities.

Note 9 – Share capital

All shares are common shares of $2.00 par value each	June 30, 2011		December 31, 2010
	Shares	$million	Shares	$million

Authorized share capital	600,000,000	1,200.0	600,000,000	1,200.0

Issued, outstanding and fully paid share capital	323,444,002	646.9	225,400,050	450.8

The Company was incorporated on August 31, 2007 and 50 ordinary shares of par value US $2.00 each were issued. In October 2007 there was one share issue of 80 000 000 shares at NOK 13.75 ( $2.58) per share and one issue of 20 000 000 shares at NOK 13.75 ( $2.58) per share. At the end of December 2007 a total of 100 000 050 shares of par value US $ 2.00 each were issued and outstanding.

In April 2008 there was an equity issue of 10 000 000 shares at NOK 19.50 ( $2.82) per share.

There were no new shares issued in 2009.

In August 2010 Seawell completed a private placement of 115.4 million shares at a share price of NOK 23 ($3.75) per share, amounting to proceeds of $ 424.8 million net of broker's fee of $ 4.2 million.

In February 2011 Seawell completed the merger with Allis Chalmers Energy and issued 97 071 710 shares to shareholders of former Allis Chalmers based on the election results. In addition, 1,752,018 options held by ex-Allis Chalmers employees were converted into 1,752,018 fully vested options to acquire Archer shares.

In connection with the exercised options for the year, up until 30 June 2011, Archer has issued 972,242 common shares.

Note 10 – Related party transactions

The Company transacts business with the following related parties, being companies in which our parent company's principal shareholders Hemen Holding Ltd and Farahead Investments Inc  (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest:

- Seadrill Limited ("Seadrill")

- Frontline Management (Bermuda) Limited ("Frontline")

Seawell was established at the end of the third quarter of 2007, as a spin-off of Seadrill's Well Service division. Seawell together with its wholly owned subsidiary, Seawell Holding UK acquired the shares in the Seadrill Well Service division entities on October 1, 2007. The consideration for the shares was $ 449.1 million. The acquisition has been accounted for as a common control transaction with the asset and liabilities acquired recorded by Seawell at historical carrying value of Seadrill. The excess of consideration of the net asset and liabilities acquired has been recorded as adjustment to equity of $ 205.1 million.

Seadrill Management AS, a company within the Seadrill Group has charged the Company a fee of $ 0 million for management support and administrative services in the three months ended June 30, 2011, and $ 0.1 million for the three months ended June 30, 2010. Frontline provides management support and administrative services for the Company, and charged the Company fees of $ 0.1 million for these services in the three months ended June 30, 2011, and $ 0.1 million for the three months ended June 30, 2010.

These amounts are included in "General and administrative expenses", as they do not merit separate disclosure, on the face of the Consolidated Statement of Operations.

Archer also supplied Seadrill with engineering services amounting to $ 3.5 million for the year to date ending 30 June 2011, conducted at arms lengths. This amount has been included in operating revenue.

The Company also transacts business with the following related parties, being companies in which some of our parent company's directors may be deemed to indirectly beneficially 50% of, or control:

- Pan American Energy

- BEUSA Energy, Inc

One of our largest customers is Pan American Energy, or PAE. One of the principal shareholders of PAE is Bridas Corporation, and Bridas Corporation is owned 50% by Bridas Energy Holdings Ltd and 50% by CNOOC International Limited. Alejandro P. Bulgheroni, one of the directors of our parent company, may be deemed to indirectly beneficially own 50% of the outstanding capital stock of Bridas Energy Holdings Ltd and is a member of the Management Committee of PAE.

In the six months ended June 30, 2011, PAE represented 11.9%, of our consolidated revenues of $753.1 million. At June 30, 2011, we had trade receivables with PAE of $32.5 million.

In the six months ended June 30, 2011, we derived revenue of approximately $2.7 million from BEUSA Energy, Inc., or BEUSA, a company controlled by Alejandro P. Bulgheroni. At June 30, 2011, we had trade receivables from BEUSA of approximately $0.9 million.

Note 11 – Fair value of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at June 30, 2011 and December 31, 2010 are as follows:

	June 30, 2011		December 31, 2010
(In millions of $)	Fair value	Carrying value	Fair value	Carrying value

Non-Derivatives
Cash and cash equivalents	42.9	42.9	174.4	174.4
Restricted cash	18.6	18.6	12.2	12.2
Current portion of long term floating rate debt	8.7	8.7	1.9	1.9
Long term interest bearing debt	662.2	664.7	192.4	192.4

Derivatives
Interest rate Swap agreements	1.1	1.1	1.9	1.9

The above financial assets and liabilities are measured at fair value on a recurring basis as follows:

	Fair value measurements at reporting date
(in millions of $)	June 30, 2011	(Level 1)*	(Level 2)*	(Level 3)*

Assets:
Cash and cash equivalents	42.9	42.9
Restricted cash	18.6	18.6
Total assets	61.5	61.5	0	0

Liabilities:
Allis-Chalmers 2014 Note	227.7	227.7
Allis-Chalmers 2017 Note	216.5	216.5
M$ 550 Multicurrency Term and Revolving Facility	207.3		207.3
Other loans and capital lease liability excluding current portion	19.4		19.4
Interest rate swap contracts - short term payables	1.1		1.1
Total liabilities	672.0	444.2	227.8	0

* Level 1: Quoted prices in active markets for identical assets.
* Level 2: Significant other observable inputs.
* Level 3: Significant unobservable inputs.

The Company has used a variety of methods and assumptions, which are based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments as of June 30, 2011 and December 31, 2010. For certain instruments, including cash and cash equivalents, receivables and accounts payable, it is assumed that the carrying amount approximated fair value due to the short-term maturity of those instruments.

The fair value of the current portion of long-term debt is estimated to be equal to the carrying value, since it is repayable within twelve months. The fair value of the 2014 and 2017 notes are based on trading price of the notes at June 30, 2011.

The fair value of the long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The bonds are This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest

The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and NIBOR interest rates as at June 30, 2011 and December 31, 2010.

Note 12 – Legal Proceedings

We are involved in litigation or proceedings that have arisen in our ordinary business activities. We insure against these risks to the extent deemed prudent by our management and to the extent insurance are available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. If there is a claim, dispute or pending litigation in which we believe a negative outcome is probable and a loss by the Company can be reasonably estimated, we record a liability for the expected loss but at this time any such expected loss are immaterial to our financial condition and results of operations. In addition we have certain claims, disputes and pending litigation in which we do not believe a negative outcome is probable or for which the loss cannot be reasonably estimated.

Shortly following the announcement of the merger agreement with Seawell (now Archer) in August 2010, ten putative stockholder class-action petitions and complaints were filed against various combinations of us, members of our board of directors and the Seawell parties to the merger agreement. Seven of the lawsuits were filed in Texas and three lawsuits were filed in Delaware. These lawsuits had challenged the proposed merger and generally allege, among other things, that our directors have breached their fiduciary duties owed to our public stockholders by approving the merger and failing to take steps to maximize our value to our public stockholders. The lawsuits generally sought, among other things, compensatory damages, attorneys' and experts' fees, declaratory and injunctive relief concerning the alleged breaches of fiduciary duties, and injunctive relief prohibiting the defendants from consummating the merger. In February 2011, the plaintiffs' request for an injunction was denied by the Delaware court and the merger closed on February 23, 2011. In July 2011, plaintiffs and defendants jointly filed a stipulation and order for the dismissal of all claims as moot with the plaintiffs reserving only their application for attorney's fees and expenses, which the Company and other defendants oppose. The proposed stipulation and order is pending before the court.

The case of Nexen Petroleum et al v. Allis-Chalmers Rental Services, LLC, Cameron, Hydril and Tri-City Pipe & Machine is presently scheduled for trial in September 2011. The case involves a blow out on a well operated by Nexen in Vermilion Parish, Louisiana. During drilling operations, Nexen lost control of the well, activated and closed 'blow out preventers' rented from Allis-Chalmers Rental Services, LLC (ACRS) thereby sealing the well. Nexen then re-opened the blow out preventers to attempt an unsuccessful dynamic kill. Nexen alleges that it then again attempted to reseal the well using the blow out preventers but was unable to obtain a complete seal. The well allegedly then flowed uncontrolled for up to a day causing damage to the rig and other equipment, and the hole. The blow out preventers were manufactured by Cameron and Hydril and some of the components of the Cameron equipment were machined by Tri-City. Nexen alleges that the blow out preventers failed due to the fault of the defendants. ACRS contends that Nexen actions in specifying the equipment for the well, designing the well, and operating the well including its acts and omissions for the well control event caused any failure of the equipment rented to Nexen by ACRS. There is conflicting evidence and expert testimony affecting several aspects of this case. It is impossible to predict the outcome with any degree of certainty. ACRS and its insurers are treating this case as highly defensible and continue to vigorously contest it.

Other than litigation matters described above, neither the Company nor any of its subsidiaries is involved in any significant legal proceedings.

Note 13 – Acquisitions and sales

Acquisition of Universal Wireline
On January 27, 2011 the Company announced the acquisition of Universal Wireline for $ 25.5 million on an interest bearing debt and cash free basis. Universal Wireline has been merged with Gray Wireline following purchase expanding the capabilities of the largest pure play cased hole wireline company in the US.
The purchase price has been allocated as follows:

Preliminary Allocation (in $ million)	Universal Wireline

Non-current assets

Drilling equipment and other fixed asset	19.1

Goodwill	6.4

Total non-current assets	25.5

Total purchase price (fair value)	25.5

Merger with Allis-Chalmers Energy Inc, ("ALY')
On February 23, 2011 the Company completed the merger with ALY, which was previously announced in August 2010. The transaction was consummated by the acquisition of ALY by our wholly owned subsidiary Wellco Sub Company Inc. The principal reason for the acquisition is to expand our drilling services offerings, to acquire new rental equipment offerings and to reach new geographic markets.

The purchase price comprised both cash and equity payments to the shareholders of ALY, which resulted in us acquiring 100% of the share capital in ALY in exchange for Seawell shares, in a ration of 1.15 Seawell shares to each ALY share, or a cash settlement of $4.25 per share. 95.3% of ALY shareholders elected to take Seawell shares in the above ratio as consideration, with the remainder receiving cash. The total purchase price, which includes an adjustment pertaining to the exchange of ALY share options, to Seawell share options, was $600.9 million.

The net assets acquired as a result of the merger are listed below:

Preliminary Allocation (in $ millions)	Allis-Chalmers Energy Inc
	Fair value / Allocation of purchase price as at 31 March 2011	Adjustments to preliminary fair values	Fair value / Allocation of purchase price as at 30 June 2011

Current assets	239.0	(1.1)	237.9
Property and equipment	682.4	0.0	682.4
Intangible assets (excluding goodwill)	105.8	0.0	105.8
Acquired Goodwill	215.0	52.5	267.4
Other non-current assets	44.9	(51.4)	(6.4)
Total assets acquired	1 287.1	0.0	1 287.1
Current liabilities	148.4	0.0	148.4
Long-term debt, less current portion	460.8	0.0	460.8
Other long-term liabilities	77.0	0.0	77.0
Total liabilities acquired	686.2	0.0	686.2
Net assets acquired (purchase price)	600.9	0.0	600.9

We have applied the purchase method of accounting to this business combination (per ASC topic 805). The resulting acquired goodwill recognized in the combined balance sheet is attributable to the acquired workforce, expected synergies and other acquired intangible assets which can not be separately identified.

The allocation of the purchase price of Allis-Chalmers has been based upon preliminary fair values studies. Estimates and assumptions are subject to change upon management's review of the final valuations. The table above summarizes the preliminary acquisition date fair value of the asset acquired and liabilities assumed, as at June 30, 2011 and changes to those preliminary valuations. The valuations of Allis Chalmers deferred tax assets have changed following a review of the underlying assumptions. The resulting changes summarized above have increased the value of goodwill acquired by $ 52.5 million.

Note 14 – Subsequent Events

Acquisition of Great White Energy Services Inc.

On August 24, 2011 the Company completed the acquisition of all the operating companies of Great White Energy Services a company formed by Wexford Capital LP, in a transaction valued at USD 630 million on a cash and debt free basis.

The company has secured financing for this transaction through a combination of long term debt and a bridge facility due on December 31, 2011. The company will optimize the refinancing of the bridge facility through shareholder loans, subordinated debt, unsecured bond financing, equity or a combination thereof.

Great White provides industry-leading pressure control including coil tubing and snubbing services, directional drilling, and pressure pumping including fracing and nitrogen services. Its operations are primarily focused on the U.S. onshore unconventional resource plays, primarily with an oil and liquids focus. Great White's services are targeted at drilling and completing the horizontal wells that are critical in increasing the ultimate recovery in unconventional basins. Great White operates 13 service centers strategically located around the unconventional plays in Michigan, Oklahoma, Texas, West Virginia, Colorado, Arkansas and Wyoming and are highly complementary to Archer's existing locations with minimal overlap and integration risk. Archer's new pressure pumping division and its expanded pressure control divisions will be headquartered in Oklahoma City.

Archer management believe that the combination of Archer and Great White is highly complementary and will provide a complete service offering in the fast growing unconventional oil and gas market servicing all major unconventional resources in the United States.

Partial Redemption of Allis-Chalmers Energy Inc. 9.0% Senior Notes, due 2014

On July 18, 2011 Archer Limited redeemed $ 125 million of the Allis-Chalmers Energy Inc. 9.0% Senior Notes, due 2014. The notes were redeemed at a redemption price of 102.250% of the outstanding aggregate principal amount of the notes, plus accrued and unpaid interest and Liquidated Damages (as defined in the Indenture). The redemption was financed through the existing $ 550 million Credit Facility and is classified as a non-current liability.

First contract for the Archer Emerald Modular Rig with Shell Todd Oil Services in New Zealand

On July 27, 2011 Archer announced the agreement with Shell Todd Oil Services ("STOS") for the provision of the drilling modular rig and services for the modular rig Archer Emerald ("the Emerald").

The mobilization will take place in the first half of 2012 and modular rig will operate in New Zealand on the Maui A offshore platform.

The total contract value, including mobilisation, demobilization and options for contract extensions, is USD 45 million.

Appendix to Archer second quarter report 2011

We report our financial results in accordance with generally accepted accounting principles (GAAP). However, Archer's management believes that certain non-GAAP performance measures and ratios may provide users of this financial information additional meaningful comparison between current results and results in prior operating periods. One such non-GAAP financial measure we use is earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted for special charges or amounts. This adjusted income amount is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for operating income, net income or other income data prepared in accordance with GAAP. See the table below for supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months ended June 30, 2011, March 31, 2011, and December 31, 2010. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported results prepared in accordance with GAAP.

The unaudited pro forma statements of operations below gives effect to the merger with Allis Chalmers Inc, which was consummated in the first quarter of 2011, as if it had occurred at the beginning of 2010. The following data includes amortization of purchased intangible assets and decreased depreciation, reflecting the adjustments to fair value of the fixed assets acquired, along with the tax effect of each of the above. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations, or of the results that would have occurred had the acquisition taken place at the beginning of 2010.

Condensed consolidated Statement of Operations
(in $ millions except per share amounts)
UNAUDITED

	30.jun	Three months ended 31.mar	31.des
Unaudited accounts in USD millions	2011	2011	2010

Revenue	459.9	293.1	213.7

Cost and expenses

Operational costs	424.3	272.8	195.6
Impairment of brand name	-	5.1	-
Merger & Integration expenses	4.1	8.6	4.2
Net financial items	23.7	18.4	9.8
Income/(Loss) before Income taxes	7.8	(11.8)	4.1
Taxes on Income	6.5	0.2	3.9
Total Net Income / (Loss)	1.3	(12.0)	0.2

Reconciliation of GAAP to non GAAP measures
(in $ millions except per share amounts)
UNAUDITED

	30.jun	Three months ended 31.mar	31.des
Unaudited accounts in USD millions	2011	2011	2010

Total Net Income / (Loss)	1.3	(12.0)	0.2
Depreciation, amortization and impairments	37.3	24.4	6.2
Net financial items	23.7	18.4	9.8
Taxes on Income	6.5	0.2	3.9
EBITDA	68.8	31.0	20.1

EBITDA for acquired companies 1	-	6.0	15.3
Stock Compensation (non cash)	2.3	0.7	3.7
Loss on Asset Disposition	-	-	10.6
Merger, transaction and listing expenses 2	4.1	23.5	4.2
Non GAAP operating EBITDA	75.3	61.2	53.9

Note 1:
Represents 2 months of Allis Chalmers revenue in January and February 2011 and a full first quarter 2011 for Gray and Universal Wireline. The fourth quarter 2010 includes 75 additional days of Gray Wireline not included above and a and a full quarter for Allis Chalmers. The 2010 figures do not include any activity for Universal Wireline, which is considered immaterial.

Note 2:	Merger, transaction and listing expenses are considered one time items and on a proforma basis they can be broken down as follows:

Unaudited accounts in $ millions	30.jun 2011	31.mar 2011	Three months ended 31.des 2010

Severance and other compensation costs	1.5	9.5	-
Professional fees	2.6	13.8	4.2
Other Merger and integration cost	-	0.2	-
Total Merger, transaction and listing expenses	4.1	23.5	4.2

Reconciliation of Reported Revenue to Proforma Revenue
(in $ millions)
UNAUDITED

	30-Jun	31-Mar	Three months ended 31-Dec
Unaudited accounts in USD millions	2011	2011	2010

Revenue (GAAP)	459.9	293.1	213.7

Revenue for Allis Chalmers 1	-	126.9	186.4
Revenue for Gray and Universal Wireline 1	-	-	22.8
Proforma Revenue	459.9	420.0	422.9

Note 1:
Represents 2 months of Allis Chalmers revenue in January and February 2011 and a full first quarter 2011 for Gray and Universal Wireline. The fourth quarter 2010 includes 75 additional days of Gray Wireline not included in the consolidated GAAP revenue and a full quarter for Allis Chalmers. The 2010 figures do not include any activity for Universal Wireline, which is considered immaterial

Proforma Revenue by individual Company
(in $ millions)
UNAUDITED

	30-Jun	Three months ended 31-Mar	31-Dec
Unaudited accounts in USD millions	2011	2011	2010

Former Seawell	203.3	189.2	213.7
Gray Wireline	36.6	33.1	22.8
Allis-Chalmers	220.1	197.7	186.4
Proforma Revenue	459.9	420.0	422.9

Note:     Represents 3 months of former Seawell business, Gray Wireline and Allis Chalmers

Statement by the Board of Directors and Chief Executive Officer

We confirm, to the best of our knowledge, that the condensed financial statements for the period 1 January to 30 June 2011 has been prepared in accordance with US GAAP — Interim Financial Reporting, and gives a true and fair view of the Group's assets, liabilities, financial position and profit as a whole. We also confirm, to the best of our knowledge, that the interim report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related transactions.

August 24, 2011

The Board of Directors	Jorgen Peter Rasmussen
Archer Limited	Chief Executive Officer
Hamilton, Bermuda	Archer Management Limited